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                                                                  EXHIBIT (a)(7)

                       [UNIFORCE SERVICES, INC. LETTERHEAD]

COMPANY CONTACT:
     Mr. Harry Maccarrone
     Vice President and
     Chief Financial Officer
     Uniforce Services, Inc.
     1335 Jericho Turnpike
     New Hyde Park, NY 11040
     (516) 437-3300

                                                          FOR IMMEDIATE RELEASE:

                     UNIFORCE SERVICES ANNOUNCES INTENTION
                     TO COMMENCE OFFER TO PURCHASE FOR CASH
                   UP TO 1,250,000 SHARES OF ITS COMMON STOCK
                    AT $11.25 NET PER SHARE AND ENTERS INTO
                 AGREEMENT CREATING $35,000,000 CREDIT FACILITY

     NEW HYDE PARK, NEW YORK ** DECEMBER 8, 1995 -- Uniforce Services, Inc., (Nasdaq National Market) announced today its intention to commence on Monday, December 11, 1995 an offer to purchase up to 1,250,000 shares of its Common Stock at $11.25 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which together constitute the 'Offer.' This represents an aggregate consideration of up to $14,062,500 in cash for the repurchase of shares of the Company's Common Stock. If the Offer is oversubscribed, shares tendered prior to the expiration date will be subject to proration. The Offer will expire at 5:00 P.M., New York City time, on Wednesday, January 10, 1996, unless the Offer is extended.

     The Offer will not be conditioned upon any minimum number of shares being tendered. The Offer will be, however, subject to certain conditions including without limitation, the condition that there not be a reasonable likelihood that the purchase of the shares pursuant to the Offer will cause the shares not to be listed on a national securities exchange or not authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Company will not under any circumstances waive this condition.

     Questions and requests for assistance, or for copies of the Offer to Purchase, may be directed commencing Monday, December 11, to Morrow & Co., Inc., the Information Agent for the Offer, by calling (800) 662-5200. The Depositary for the Offer is Harris Trust Company of New York.

     The Company also announced that it had entered into an agreement with Heller Financial, Inc. creating a three-year $35,000,000 credit facility to be used to refinance existing indebtedness, to provide working capital and to finance the Offer and permitted acquisitions. The credit facility includes a revolving facility for loans based upon advances against eligible accounts receivable and eligible servicing and funding fees receivable.





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